# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sandisk Corporation, CIK 0002023554
CUSIP: 80004C200
Title of class of securities: Common Stock, $0.01 Par Value Per Share
Address of issuer's principal executive offices: 951 Sandisk Drive, Milpitas, California (CA), 95035
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000106040

## Reporting persons
- Western Digital Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 7,513,019; shared dispositive power 0; aggregate amount beneficially owned 7,513,019 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Sandisk Corporation
Address of issuer's principal executive offices: 951 Sandisk, Drive, Milpitas, CA 95035

## Item 2. Person Filing
Name of person filing: Western Digital Corporation
Address of principal business office or, if none, residence: 5601 Great Oaks Parkway, San Jose, CA 95119
Citizenship: Delaware

## Item 4. Ownership
Amount beneficially owned: 7,513,019 shares of common stock.
Percent of class: 5.2%. The percent of class is based on 145,299,942 shares of common stock outstanding as of May 19, 2025, as reported in the prospectus of Sandisk, filed on June 6, 2025 with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.
Sole power to vote or to direct the vote: 0. In connection with the separation of Sandisk Corporation from Western Digital Corporation, Western Digital Corporation and Sandisk Corporation entered into a Stockholder's and Registration Rights Agreement, dated as of February 21, 2025, pursuant to which Western Digital Corporation granted to Sandisk Corporation a proxy to vote the shares of Sandisk Corporation common stock owned by Western Digital Corporation in proportion to the votes cast by Sandisk Corporation's other stockholders. As a result, Western Digital Corporation does not exercise voting power over any of the shares of Sandisk Corporation common stock that it beneficially owns.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,513,019
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Western Digital Corporation: /s/ Cynthia Tregillis, Cynthia Tregillis, Executive Vice President, Chief Legal Officer and Secretary (07/01/2025)